SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    ---------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                     Sapiens International Corporation N.V.
                                (Name of issuer)

                    Common Stock par value 1.00 Dutch Guilder
                         (title of class of securities)

                                   N7716A 10 2
                                 (CUSIP number)

                             Steven B. King, Esquire
                     Mesirov Gelman Jaffe Cramer & Jamieson
                               1735 Market Street
                             Philadelphia, PA 19103
                                                     215-994-1037
            (Name, address and telephone number of persons authorized
                     to receive notices and communications)

                                  May 21, 1997
             (Date of event which requires filing of this statement)

                    If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------------------------
                    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 3

                         AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP NO.  N7716A 10 2                           13D                PAGE 2 OF 3

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Sapiens Securities Litigation Settlement Fund


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   [   ]
     (b)   [ X ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     SC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
     [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                         7    SOLE VOTING POWER
                              592,593
NUMBER OF SHARES
BENEFICIALLY OWNED       8    SHARED VOTING POWER
BY EACH REPORTING             0
PERSON WITH
                         9    SOLE DISPOSITIVE POWER
                              592,593

                         10   SHARED DISPOSITIVE POWER
                              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     592,593

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.3 %

14   TYPE OF REPORTING PERSON                              00


                                       (2)

Item 5. Interest in Securities of the Issuer

         (a) The Settlement Fund is the beneficial owner of the following
Shares:

Number of Shares     Percent of Class*      Description

 592,593                   4.3%             Shares Obtainable on
                                            Conversion of Preferred
                                            Stock at any time at
                                            option of Settlement Fund

*Calculated pursuant to Rule 13d-3(d) under the Securities Exchange Act of 1934, as amended.

         (c) The following transactions in the Shares were effected by the Shareholder since the Shareholder's filing of Amendment No. 1 to Schedule 13D.


Trade Date     Nature of Transaction       Price Per Share    Number of Shares

5/21/97        Sale                        $3.4780            134,155



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    SAPIENS SECURITIES LITIGATION
                                        SETTLEMENT FUND


Dated:  May 27, 1997                By: /s/ Todd S. Collins
                                        Todd S. Collins, Esquire, Counsel
#383336



                                                        (3)